Exhibit 99.1

Ellomay Capital Ltd. Announces Execution of EPC Agreement in connection with Talasol Project

Tel-Aviv, Israel, June 19, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that Talasol Solar S.L. (“Talasol”), which the Company indirectly wholly owns and which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MWDC in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”), entered into an engineering, procurement & construction agreement (the “EPC Agreement”) with METKA EGN Limited ("METKA EGN"), in connection with the Talasol Project.

METKA EGN is an EPC and O&M contractor for the full range of solar and storage applications, ranging from stand-alone solar parks and storage applications to complex hybrid projects. METKA EGN’s project references include more than 950MW of PV projects in Europe, Asia and the Americas.

The EPC Agreement provides a fixed and lump-sum amount of euro 192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months.

The EPC Agreement further provides that in the event the Talasol Project does not reach financial closing within 14 months, both parties can terminate the EPC Agreement. The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

Subject to receipt of regulatory approvals and the procurement of project financing by Talasol, it is currently expected that the Talasol Project will become operational during the first half of 2020.

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The Company and Talasol may, in their sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances.

Ran Fridrich, CEO and a Board member of Ellomay commented: “This is a very significant milestone in the advancement of the Talasol project, which is expected to be one of the largest photovoltaic projects in Europe and one of the first projects to work on grid parity, that is, without subsidies. We strongly believe in the success of this project, due to, among other reasons, its location, the expected features of the Spanish solar electricity market, the relatively high radiation in the Iberian Peninsula and the relatively convenient financing cost.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

About MYTILINEOS Holdings S.A.

MYTILINEOS is a leading Greek industrial company active in Metallurgy, Power & Gas and EPC & Infrastructure Projects. Established in Greece in 1990, the Company is listed on the Athens Exchange, has a consolidated turnover in excess of €1.5 billion and employs directly or indirectly more than 2,900 people in Greece and abroad.

For more information about MYTILINEOS, visit www.mytilineos.gr

About METKA EGN

METKA EGN is a joint venture between MYTILINEOS Holdings S.A. and the EGNATIA Group, focused on development and construction of utility scale projects for the global solar power and energy storage markets. The company serves major international clients primarily in the markets of Europe, Middle East, Central Asia and the Americas.

For more information about METKA EGN, visit: www.metka-egn.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the availability of financing for the Talasol Project on terms acceptable to the Company, if any. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com